November 22, 2005


Mail Stop 6010

Livio Susin
RNS Software, Inc.
2197 West 2nd Avenue Suite 103
Vancouver, B.C. V5K 1H7
Canada

Re:	RNS Software, Inc.
	Registration Statement on Form SB-2
	Filed November 2, 2005
	         File No. 333-129388
Dear Mr. Susin:
      We have the following comments to your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is
unnecessary.
Please be as detailed as necessary in your explanation.  In some of
our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed
at the end of this letter.
Summary
1. Please briefly explain the nature of the "customer database"
you
will be selling to potential customers.
2. Please clarify whether you have sold any of your products to date.
3. We note your references to Internet addresses, including your own
internet address, here and on pages 11, 13 and 14. Please see footnotes 41-43 and the related text of SEC Release 33-7856 (April 28, 2000) regarding your responsibility for hyperlinked information and the related filing requirements.
4. Please briefly describe the nature of your "business plan," including your activities for the next 12 months if your "business plan" differs from the discussion of your Plan of Operations on page
15.
5. If your offering is limited to sales in certain states, please identify those states.
Risk Factors, page 3
6. Please evaluate each of your subheadings and the text that follows
to ensure that your risk factors clearly and specifically state the
material risk to investors that is a consequence of the condition
or
uncertainty that you identify.  Several of your risk factor
captions
are too vague and generic to adequately describe the risk that follows or merely allude to the risk rather than disclose the risk and the possible result of the risk. If a risk factor is included in your prospectus, you should describe the risk and its result clearly
and concretely and include the nature of the specific risk or harm in
your subheadings. Readers should be able to read the risk factor headings and come away with a strong understanding of what the risk is and the result of the risk as it specifically applies to you. Refrain from merely stating facts or describing events that may occur in the future in your subheadings. For example, but without limitation, the risk factor "Our revenues are difficult to predict..." does not disclose a specific risk to investors regarding your business prospects. Revise to disclose the risk that results from the inability to predict revenues from period to period. Similarly, the risk factors "We may not be able to compete...;" "We lack long-term client subscriptions...;" "If we don`t respond to rapid technological change..." and "We have only limited protection of our proprietary rights..." do not describe risks to investors. Revise your risk factor subheadings to disclose the risks that result from the conditions you describe.
Use of Proceeds, Page 9
7. Please clearly describe the proceeds to be paid to affiliates, including a description of the technology acquired through the technology purchase agreement from your CEO.
8. You indicate in the third paragraph on page 10 that if you
"exceed
the minimum" you intend to expend various amounts on maintenance of
your website, marketing and software development. Revise your disclosure to clarify the priority of such expenditures. For example, if you exceed the minimum by $3,000, will that entire amount be spent on maintaining your website or will it be allocated among the activities listed above?
Description of Business, page 10
9. Please describe the intellectual property rights, including trademarks, Mr. Susin sold to you pursuant to the technology purchase agreement dated May 6, 2005. Please indicate whether these trademarks are registered. Also, please briefly explain how the customer database was compiled.
10. Revise your disclosure to explain the nature of the "SEC
Doctor
Search Engine Affiliate Program" referred to on your web site. Compensation, page 17
11. Please reconcile your disclosure that you have agreed to pay
Mr.
Susin up to $12,000 per year for management services with the disclosure that you value Mr. Susin`s management services at $400 per month.  Please provide the compensation table as required by Item
402
of Regulation S-B
12. Please explain how you are able to conclude that "there are no formal employment arrangements in place." We note that you "have agreed to pay Mr. Susin up to $12,000 per year for his management services," that the services are "valued at $400 per month" and that you "have agreed to reimburse Mr. Susin for expenses incurred" on your behalf. Please file as exhibits any compensation agreements with Mr. Susin, whether oral or written. Please see Item 601(b)(10)(ii)(A) of Regulation S-B.
13. Revise your disclosure to better explain what is meant by the statement "We do not anticipate formalizing this arrangement." Based on the terms described in the preceding sentences of this
paragraph,
it would appear that such arrangement has been formalized.
Market for Common Stock, page 19
14. You state you have six shareholders. Please reconcile such disclosure with your disclosure described in Item 26 on page 36. Financial Statements, page 26
General
15. Please update the financial statements to include your most recent interim period as required by Item 310(g) of Regulation S-B.
16. Provide a currently dated consent from your independent public accountants with your next amendment.
Note 1.  Nature and Continuance of Operations
17. Please revise your filing to disclose your fiscal year.
Exhibits, page 36
18. Please file the Technology Purchase Agreement as an exhibit to your registration statement. In addition, to the extent applicable, please also file the agreements memorializing the terms of the
$7,500
and the $12,500 loans from Mr. Susin to
Closing Comments
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for
an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	Notwithstanding our comments, in the event the company
requests
acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
	In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.
      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their
respective
responsibilities under the Securities Act of 1933 and the
Securities
Exchange Act of 1934 as they relate to the proposed public
offering
of the securities specified in the above registration statement.
We
will act on the request and, pursuant to delegated authority, grant
acceleration of the effective date.
	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Tara Harkins at (202) 551-3626 or in her absence, Michele Gohlke at (202) 551-3327 if you have questions regarding comments on the financial statements and related matters.
Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-
3444
with any other questions.
      Sincerely,




							Perry Hindin
							Special Counsel

cc: Cletha A. Walstrand, Esq.